A film by Jessica Michael Davis





Escaping Ohio



Escaping Ohio is a coming-of-age romcom following JJ & Sam, two 18-yr-olds facing adulthood. While Sam longs for new adventures in California, JJ dreams of building his life right in their small town. When it becomes clear Sam intends to leave, JJ dares her to let him prove why Ohio is worth sticking around for.






Say the words "rom-com," and films with formulaic plots, bland characters and generic happy endings come to mind. But Escaping Ohio avoids that fate with its whip-smart, sarcastic and multi-layered protagonist, Sam. The film also asks the audience to question what a happy ending actually looks like.


JJ:
what's Not to love
about Ohio?
sam:
where should
I start?

Synopsis 💕

It's the summer between high school graduation and the rest of their lives in a small town in Akron, Ohio, where best friends, Sam & JJ, were born and raised.

While JJ is excited to start the life he has planned, Sam is excited to have the world at her fingertips, which starts by getting the hell out of Ohio.

Sam has been offered a full ride scholarship to a local college, which everyone reminds her is a great opportunity, but she's afraid that if she doesn't escape now, she never will. Her heart has called her to apply to a writing internship in California, which she soon lands. But when JJ finds out his best friend is thinking of leaving, he dares her that he can prove why Ohio is worth sticking around for.

Taken aback by Ohio's charm- and JJ's, Sam begins to realize there is beauty in the subtleties and ordinariness when it's spent with someone special.

Torn between a life of love with her best friend and pursuing her desire to live an adventurous life and realize her full potential, Sam struggles to make a decision as she tries to resist society's notion that we must have it all figured out.









Sam

An 18-yr-old girl who still acts like the tomboy she used to be, even though she's grown into her long, blonde locks and curves. Sam longs for an exciting life and new adventures in California. She sees how stuck the people are in her small town and wants to escape before it's too late, but that would mean leaving her best friend, JJ, behind, who she's spent almost every day with since they were kids. Sam is brave, unafraid of the unknown and excited by the endless possibilities life has to offer, especially being so young, this is just the beginning for Sam, and as she says, life is more fun when you figure it as you go. Coming from a poor, but loving household, she wants more out of life, and she knows she can have it- so why not go after anything & everything, you only get one life to live.







An 18-yr-old boy who still has his baby face but is full of dad jokes. Fresh out of high school, JJ already has his whole life planned out, for he's always dreamt of building his life in his hometown, and once he finds out Sam is thinking of leaving Ohio, he realizes she's the one he always imagined by his side. Wanting more than anything to get her to stay, he's determined to show her the greatness & beauty Ohio holds and why their life there is worth sticking around for.
JJ is caring & finds pleasure in the simple things in life. He's been given a great life, being from the ideal, suburban household, and doesn't feel the need to want more- everything he needs is right here, most importantly, his family. And as he says, family is all that matters.

We hope audiences take away the feeling that it's okay to put their own destiny first. Discovering what makes us happy can be difficult, but despite challenges, we should never stop searching and chasing opportunities for ourselves to thrive. No one should settle for anyone or anything, they should only accept what fulfills them.





Director's Statement ♡♡

Growing up, and even now, I've loved teen romcom's, but I could never relate to them. I never wanted the guy, I wanted the dream. I want to see my favorite film with a girl who chooses herself.

I'm from a small town in Akron, OH where everyone marries within the town and raises their family to do the same. I saw the cycle and always felt like an outsider, ready to escape as soon as possible. But, now that I'm older, I can see the other perspective too. Maybe it's not that people are afraid to take risks, but they are perfectly happy with settling down and building a life with someone they love. Although I enjoy chasing the dream and taking risks, sometimes I stop and wonder if I'm really happy. And I'm sure those who chose to settle down wonder what could have been if they'd followed that calling, or at least, I know I would. This film came out of me trying to figure out my feelings towards love, success, and happiness. But really, no one in those situations is ever right. There are always regrets, it's just about choosing a path.



Rom-coms get a bad rap for being generic entertainment, but I believe there's an opportunity to bring authenticity to the genre while creating entertaining and thought provoking films.

Jessica is an award-winning actor & filmmaker based in New York. She recently graduated from an intense, two-year NYC acting conservatory and has been developing multiple projects within the Sundance Institute, including Escaping Ohio. Her last short, Jane, was selected for multiple film festivals and won her an award for Best Actress. Other credits include leading roles in numerous short films and Off-Broadway plays as she continues to create her own work.



Jessica Michael Davis



Writer/Director, Producer & Sam

"Jessica is the embodiment of a very talented female filmmaker to look out for, lots of great work ahead." -Late Fee Cinema





"Escaping Ohio is a rom-com that hearkens back to movies like Clueless and To All the Boys I've Loved Before, while attempting to break the formulaic mold of typical movies in this genre."
-akronist.com

"The chemistry is undeniable."
-Miss En Scene

Collin is a New York based Actor and Producer. Born into a theater family, Collin has worked extensively in the New York Theater scene, most notably playing JJ Carney in the Tony-winning play The Ferryman. While training at The Juilliard School of Drama, Collin was cast in a lead role in the Broadway production of Sting's musical The Last Ship, receiving a Theater World Award and was nominated for a Clive Barnes Award. In film, he is best known for playing Ray Cooper in the feature film, Wildling, opposite Bel Powley and Liv Tyler and playing Walt in the feature film, Radium Girls, opposite Joey King— both films are currently streaming on Netflix and played at Tribeca FF and SXSW. His other Film/Television credits include Blue Bloods, The Path, and several short films, including the Sundance award winning short, The Rat.

Collin Kelly-Sordelet



Producer, Co-writer & JJ

"Without question, the best part for me was definitely the chemistry between the leads, which articulates growth and depth from the very beginning. The acting transcends the quality of fiction for two lived-in characters who are illustrated with such personality."
                                                          —The Film Freak





Producer, Actress ♡♡

Emily is an English-American actress best known for her role as Beth Young on Desperate Housewives, Sammi Slott in Shameless, Tammi Bryant on the TNT drama series Southland, Tessie in The Marvelous Mrs. Maisel, Francie in Gilmore Girls & many more. She also portrayed Mary in the Tony-winning play, The Ferrymen, alongside her numerous Broadway credits.

Producer, Assistant Director ♡♡

Carolyn Panknin is a filmmaker in NYC. She graduated from NYU's Tisch School of the Arts in 2015 and has been working in the film industry ever since. She has assisted Oscar and Emmy nominated set directors, Production Designers and Art Directors, and has recently worked for NBC, Amazon Prime, CBS and Hulu. Her most recent work includes producing and designing the short version of Escaping Ohio.



"Having seen not only the scope of her talent but the breadth of her work ethic, I have full faith in Jessica Michael Davis and her opus, Escaping Ohio. I have been on many a film set. I know first hand the tenacity, strength, and pure love needed to make the miracle that we call a movie. I've seen her proof of concept, the short film that gave birth to this feature and while it is a visually stunning piece of art, it is also filled with heart and inspiration. It is a message in chasing your dreams and following your passions when even your heart is conflicted. A message that we all need from time to time.

Jessica and Collin are two of the most charming, dedicated, and talented people I've ever met. I cannot wait to see them on screen again. I have a feeling that we will be seeing a lot more of each of them in the future.
-Gina Marie Rodriguez, Filmmaker & Westfield International Film Festival Founder

Casting Director

Jamie Monahan is an award-winning filmmaker in NYC. She has been a Casting Director & assistant for Off Broadway shows as well as Indie TV & Film. She has assisted Michael Cassara, Jenny Ravitz and assistant cast "Below the Belt," "TRIAD," "LUCID" and "The Shallow End" with Erica Hart (Casting Coordinator at ABC Primetime). In 2019, Jamie was asked to be a part of SAG-AFTRA's Open Door program as a casting professional in the industry. She has taught several classes at Actors Connection, attends talent showcases regularly, and has worked with Directors of all levels.

Cinematographer

Mike Zorbas is a New York based freelance DP & editor from Canton, Ohio. He studied video production at Ohio University. He has recently filmed for Disney, Miss Universe, Billboard, & more and has worked on narrative feature film, Fun Size. He's worked with Jessica on her last two short films, including Escaping Ohio.

